UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 03 August 2026

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 03 August 2026 — National Grid simplifies its operating model

Exhibit 99.1

3 August 2026

National Grid plc

National Grid simplifies its operating model to sharpen performance and delivery

National Grid today announces a new operating model to increase accountability across the core aspects of its strategic framework, designed to sharpen execution, improve performance and deliver better outcomes for customers and shareholders.

Effective 1 September 2026, the Group Executive Committee will reduce from 13 to 8 members. The leadership of individual business units in each of its markets will combine under single UK and US Presidents, both accountable for continuous improvement in operational performance, through disciplined execution and the scaled deployment of proven technology. They will be supported by a dedicated Global Capital delivery team, a Global Technology and Innovation team, and three Group Functions - People, General Counsel - and Finance, which will take sole accountability for strategy, M&A and growth across the enterprise, under the Chief Financial Officer.

Cordi O'Hara has been appointed President, UK, responsible for both the Electricity Distribution and Transmission businesses. Her priorities will be to consistently drive excellent operational performance and customer service as well as strengthening regional regulatory and stakeholder engagement as we continue to modernise and expand our energy networks.

Sally Librera has been appointed President, US, on an interim basis while an internal and external search concludes. She will lead National Grid's electricity and natural gas businesses across New York and New England, with the same performance, alignment and engagement objectives as the UK.

National Grid Ventures activities in the UK and the US will be overseen by the relevant geographic President.

Carl Trowell is appointed President of Global Capital. This new team will build on the strong foundations of our capital investment programme to ensure best-in-class delivery across the enterprise, supporting further, and more consistent improvements to cost and schedule performance.

Alice Delahunty is appointed Chief Technology and Innovation Officer. Bringing enterprise-wide focus to one of National Grid's most significant strategic levers, she will be accountable for deploying technology at scale to enhance productivity, optimise network capacity and improve customer experience, accelerating delivery and opening future growth opportunities. National Grid Partners, our innovation incubator, will be core to this new team, bringing successful pilots into global deployment - at speed.

Other group functions will provide expert enterprise-wide capabilities, helping National Grid move with greater pace and clarity to deliver strong financial and operational performance.

Zoë Yujnovich, Chief Executive, National Grid, said:

"National Grid is delivering the largest investment programme in its history, committing at least £70 billion to modernise and expand the energy networks across the UK and the US Northeast to support electrification. This demands an organisation with absolute clarity of accountability and a relentless focus on performance. By empowering dedicated geographic leaders to focus on business performance, supported by clear owners of both Global Capital delivery, and Technology and Innovation, we are better positioned to continuously improve performance, deliver our capital programme with precision, and achieve the big shifts we have defined in our strategy - at pace.

"We're laser focused on delivering reliable and affordable energy for our customers, communities and other stakeholders, in turn supporting economic growth and driving attractive returns for our shareholders."

There is no change to the Group's financial reporting business unit structure, which will continue to report UK Electricity Transmission, UK Electricity Distribution, New York, New England and National Grid Ventures separately.

From 1 September 2026 the reshaped Executive Committee will be:

●       Zoë Yujnovich, Chief Executive
●       Andy Agg, Chief Financial Officer
●       Cordi O'Hara, President, UK
●       Sally Librera, Interim President, US
●       Carl Trowell, President of Global Capital
●       Alice Delahunty, Chief Technology and Innovation Officer
●       Emma Hardaker-Jones, Chief People Officer
●       Justine Campbell, Chief Legal Officer

  Enquiries and contacts

  Investors and Analysts

Andrew Downey	+44 (0) 7926 285 683
Tom Edwards	+44 (0) 7976 962 791
Cerys Reece	+44 (0) 7860 382 264

  Media
Illtud Harri	+44 (0) 7920 503 600

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. This announcement also references sustainability-related targets and sustainability-related risks (including climate-related targets and climate-related risks) which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long term scenarios which are subject to significant uncertainty and change. These forward-looking statements and targets are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements and targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators, including those relating to current and upcoming price controls in the UK and rate cases in the US; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities; reliability of and access to IT systems, including due to the failure of or unauthorised access to or deliberate breaches of National Grid's systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including affordability considerations, as well as against targets and standards designed to support its role in the energy transition; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or breaches of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology, including AI; the risk that global actions may not be effective in transitioning to net zero and in managing relevant ESG risks, including in particular climate, nature-related and human rights risks; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources, which may result in the Company's failure to achieve the expected benefits of its strategic priorities; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including its strategic infrastructure projects and joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Report section and the 'Risk factors' on pages 227 to 231 of National Grid's Annual Report and Accounts for the year ended 31 March 2026. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 03 August 2026